EXPENSE LIMITATION AGREEMENT
NEUBERGER BERMAN ALTERNATIVE FUNDS
NEUBERGER BERMAN HEDGED OPTION PREMIUM STRATEGY FUND
1290 Avenue of the Americas
New York, New York 10104

April 4, 2017
Neuberger Berman Investment Advisers LLC
1290 Avenue of the Americas
New York, New York 10104

Dear Ladies and Gentlemen:
Neuberger Berman Hedged Option Premium Strategy Fund (“Fund”) is a series of Neuberger Berman Alternative Funds, a Delaware statutory trust (“Trust”).
You hereby agree, until each date noted on Schedule A (each a “Limitation Period”), to waive fees and/or reimburse annual operating expenses (excluding interest, taxes, brokerage commissions, acquired fund fees and expenses, dividend and interest expenses relating to short sales, and extraordinary expenses, if any) (“Operating Expenses”) of the Fund’s respective Classes noted on Schedule A (each a “Class”) so that the Operating Expenses of each Class are limited to the respective rate per annum, as noted on Schedule A, of that Class’s average daily net assets (each an “Expense Limitation”).  Commitment fees relating to borrowings are treated as interest for purposes of this section.
The Fund agrees to repay you out of assets attributable to its respective Class noted on Schedule A for any fees waived by you under an Expense Limitation or any Operating Expenses you reimburse in excess of an Expense Limitation, provided that the repayment does not cause that Class’ Operating Expenses to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays you, whichever is lower. Any such repayment must be made within three years after the year in which you incurred the expense.
You understand that you shall look only to the assets attributable to the respective Class of the Fund for performance of this Agreement and for payment of any claim you may have hereunder, and neither any other series of the Trust or class of the Fund, nor any of the Trust’s trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.
This Agreement is made and to be performed principally in the State of New York, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of New York.  Any amendment to this Agreement shall be in writing signed by the parties hereto and requires approval of the Board of Trustees of the Trust, including a majority of the Trustees who are not “interested persons” of the Trust as that term is defined in the Investment Company Act of 1940.  This Agreement supersedes any prior agreement with respect to the subject matter hereof.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.
Very truly yours,
NEUBERGER BERMAN ALTERNATIVE FUNDS,
on behalf of
NEUBERGER BERMAN HEDGED OPTION PREMIUM STRATEGY FUND

By:	/s/ Robert Conti

Name:	Robert Conti

Title:	Chief Executive Officer and President

The foregoing Agreement is hereby accepted as of April 4, 2017
NEUBERGER BERMAN INVESTMENT ADVISERS LLC

By:	/s/ Robert Conti

Name:	Robert Conti

Title:	Managing Director and President -- Mutual Funds

SCHEDULE A
Fund	Class	Limitation Period	Expense Limitation

Neuberger Berman Hedged Option Premium Strategy Fund	Institutional	10/31/2020	0.65%
	A	10/31/2020	1.01%
	C	10/31/2020	1.76%
	R6	10/31/2020	0.58%